Mail Stop 04-07

      April 28, 2005


Mr. John Waldstein
President, Chief Executive Officer,
     Chief Financial Officer, and Treasurer
International Electronics, Inc.
427 Turnpike Street,
Canton, MA 02021

	RE:	International Electronics, Inc.
		Form 10-KSB for the fiscal year ended August 31, 2004
		Filed November 22, 2004

		Form 10-QSB for the quarter ended November 30, 2004
		File No. 000-16305

Dear Mr. Waldstein:

      We have reviewed your supplemental response letter dated
March
28, 2005 as well as the above referenced filings and have the following comments. As noted in our comment letter dated March 18,
2005, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

Form 10-K for the fiscal year ended August 31, 2004

Item 307/308

1. We note your response to our prior comment #1. Please note our general position that the revised certifications must be filed in an amendment to the Form 10-K. Therefore, as previously requested, please file the proper certifications in an amendment to the Form 10-
K. In addition, as previously stated, the amendment must contain the entire filing, as revised. See Answer to Question 17 of the November
8, 2002 Sarbanes-Oxley Act of 2002 Frequently Asked Questions.

We also note the text of the certification provided in the response letter still varies from the form required by Item 601(b)(31) of Regulation S-B. Examples include inappropriate inclusion of Mr. Waldstein`s titles in paragraph 1, references to "I," "my," and "me" in paragraph 4, and the omission of the word "financial" in paragraph
5(i). As we stated in Release No. 33-8124, the wording of the required certification may not be changed in any respect (even if the change would appear to be inconsequential in nature), except as expressly permitted by the staff (e.g. you may change the "other certifying officers(s)" reference in paragraph 4 so that it is singular). Please file a certification with the precise language required by Item 601(b)(31) of Regulation S-B.

2. Please revise paragraph (c) of your proposed Controls and Procedures section to state clearly, if true, that the CEO and CFO designed the disclosure controls and procedures to provide reasonable assurance of achieving their objectives.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kenya Wright, Staff Accountant, at (202)
824-
5446 or Joseph M. Kempf, Reviewer, at (202) 942-1979 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,


							Larry M. Spirgel
							Assistant Director
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Mr. Waldstein
International Electronics, Inc.
April 28, 2005
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